FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Tayebi Massih	2. Issuer Name and Ticker or Trading Symbol Raindance Communications, Inc. (RNDC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) X Other (specify below) Former Director
(Last) (First) (Middle) c/o BridgeWest LLC 4350 La Jolla Village Drive, Suite 450	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 9/17/02
(Street) San Diego, CA 92121		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	6/28/02		A	V	500	A			D
Common Stock	9/17/02		A		450	A		950(1)	D
								230,739	I	By BridgeWest LLC(2)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$3.55	4/16/02		A	V	20,000		5/16/02(3)	9/17/03	Common Stock	20,000		20,000	D
Stock Option (right to buy)	$4.08	6/18/02		A	V	20,000		7/18/02 (3)	9/17/03	Common Stock	20,000		20,000	D
Stock Option (right to buy)	$1.29												20,000(4)	D
Stock Option (right to buy)	$10.80												38,518(5)	D

Explanation of Responses:

(1) Represents Reporting Person's ownership upon Reporting Person's departure from the Issuer on September 17, 2002.
(2) Reporting Person is a member of BridgeWest LLC and disclaims any beneficial ownership of such shares, except to the extent of his pecuniary interest arising therein.
(3) Grant to Reporting Person of a non-statutory stock option to purchase shares under the Issuer's 2000 Equity Incentive Plan. The option is fully vested and immediately exercisable as of September 17, 2002.
(4) Represents the number of options which remain exercisable under the Issuer's 2000 Equity Incentive Plan within one (1) year of the Reporting Person's departure from the Issuer on September 17, 2002.
(5) Represents the number of options which remain exercisable under the Issuer's 2000 Equity Incentive Plan within three (3) months of the Reporting Person's departure from the Issuer on September 17, 2002.

By: /s/ Stephanie Anagnostou Stephanie Anagnostou as Attorney In Fact **Signature of Reporting Person	9/18/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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